Form 11-K


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                 Annual Report


                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                     For the Fiscal Year ended May 31, 1995


                               The Grist Mill Co.
                  Employees Retirement Savings Plan and Trust


                                 Grist Mill Co.
                                  P.O. Box 430
                               21340 Hayes Avenue
                           Lakeville, Minnesota 55044






                         Report of Independent Auditors

Board of Directors
Grist Mill Co.

We have audited the accompanying statements of net assets available for benefits of The Grist Mill Co. Employees Retirement Savings Plan and Trust as of May 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits at May 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of May 31, 1995 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended May 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.


/s/ Ernst & Young LLP

August 11, 1995



         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                 Statement of Net Assets Available for Benefits

                                  May 31, 1995



                                                GRIST MILL     MONEY        FIXED     COMMON     INTER-
                                                    CO.        MARKET       INCOME    STOCK     NATIONAL      LOAN
                                      TOTAL     STOCK FUND      FUND         FUND      FUND       FUND         FUND
ASSETS
Cash and cash equivalents          $  494,850   $      109   $  478,548   $     23   $     85   $      54    $ 16,031

Investments--at market value:
  Common stock of employer          1,612,701    1,612,701
  Other common stock                  992,658                                         847,190     145,468
  Corporate and other bonds           437,480                              437,480
  Grist Mill  Company Loan Fund       183,125                                                                 183,125
                                    3,225,964    1,612,701                 437,480    847,190     145,468     183,125

Contributions and other
   receivables                         58,768       16,359        8,725      6,462     14,516       5,974       6,732
Interfund transfers and
   adjustments                                       6,907        6,325      3,239      5,211      1,081      (22,763)
Total assets                       $3,779,582   $1,636,076   $  493,598   $447,204   $867,002   $ 152,577    $183,125

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS
Net assets available for plan
   benefits                        $3,779,582   $1,636,076   $  493,598   $447,204   $867,002   $ 152,577    $183,125
Total liabilities and net assets
   available for benefits          $3,779,582   $1,636,076   $  493,598   $447,204   $867,002   $ 152,577    $183,125


See accompanying notes.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                 Statement of Net Assets Available for Benefits

                                  May 31, 1994



                                                      GRIST MILL      MONEY        FIXED        COMMON
                                                          CO.         MARKET       INCOME       STOCK       LOAN
                                           TOTAL      STOCK FUND       FUND         FUND         FUND       FUND
ASSETS
Cash and cash equivalents                $  480,125               $  469,161   $  (1,928)   $  12,892
 Investments--at market value:
  Common stock of employer                  653,242   $  653,242
  Other common stock                        854,035                                        $  854,035
  Corporate and other bonds                 415,459                               415,459
  Grist Mill  Company Loan Fund             156,567                                                       156,567
                                          2,079,303     653,242                   415,459     854,035     156,567

Contributions and other receivables
                                             43,314        9,936       8,658        6,716      11,847       6,157
Interfund transfers and adjustments
                                                           5,575       7,006        2,578       3,890     (19,049)
Total assets                             $2,602,742   $  668,753   $ 484,825    $ 422,825    $869,772   $ 156,567

LIABILITIES AND NET ASSETS AVAILABLE
 FOR BENEFITS
Loan fees payable                        $    3,550  $       350  $    2,200    $     600   $     400
Net assets available for plan benefits
                                          2,599,192      668,403     482,625      422,225     869,372   $ 156,567
Total liabilities and net assets
   available for benefits                $2,602,742   $  668,753   $ 484,825    $ 422,825    $869,772   $ 156,567


See accompanying notes.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

           Statement of Changes in Net Assets Available for Benefits



                                                                         YEAR ENDED MAY 31, 1995
                                                   GRIST MILL      MONEY        FIXED        COMMON         INTER
                                                       CO.         MARKET       INCOME        STOCK       NATIONAL      LOAN
                                        TOTAL      STOCK FUND       FUND         FUND         FUND          FUND        FUND
Additions:
  Employee contributions            $   549,328    $   181,043    $  95,558    $  70,917    $ 151,290    $  50,520
  Employer contributions                128,975         39,650       23,994       17,550       36,144       11,637
  Employer rollovers                     24,337         21,759           51        1,260        1,267
  Interest and dividend income           87,346          6,882       25,372       29,227       23,993        1,872
                                        789,986        249,334      144,975      118,954      212,694       64,029
 Deductions:
  Benefit payments                     (272,721)       (54,496)     (59,465)     (23,005)    (102,906)     (22,854)   $  (9,995)
  Loan fees
                                       (272,721)       (54,496)     (59,465)     (23,005)    (102,906)     (22,854)      (9,995)
Interfund transfers:
  Participant loans                                    (13,604)     (54,486)     (11,723)     (48,502)                  128,315
  Investment elections                                 192,497      (53,275)     (75,527)    (169,264)     105,569
  Loan payments                                         24,138       33,224       11,141       21,058        2,201      (91,762)
                                                       203,031      (74,537)     (76,109)    (196,708)     107,770       36,553
Net realized and unrealized
   appreciation in market value
   of investments                       663,125        569,804                     5,139       84,550        3,632
Net additions (deductions)            1,180,390        967,673       10,973       24,979       (2,370)     152,577       26,558
Net assets available for benefits
   at beginning of year               2,599,192        668,403      482,625      422,225      869,372                   156,567
Net assets available for benefits
   at end of year                   $ 3,779,582    $ 1,636,076    $ 493,598    $ 447,204    $ 867,002    $ 152,577    $ 183,125


See accompanying notes.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

           Statement of Changes in Net Assets Available for Benefits



                                                                 YEAR ENDED MAY 31, 1994
                                                 GRIST MILL      MONEY        FIXED        COMMON
                                                     CO.          MARKET       INCOME       STOCK        LOAN
                                     TOTAL       STOCK FUND       FUND         FUND         FUND         FUND
Additions:
  Employee contributions          $  465,915      $118,278       $ 92,805     $ 87,637     $167,195
  Employer contributions             113,406        28,179         24,162       21,130       39,935
  Interest and dividend income       105,690         3,925         14,781       33,370       53,614
                                     685,011       150,382        131,748      142,137      260,744
Deductions:
  Benefit payments                  (202,818)      (33,715)       (47,980)     (34,289)     (76,671)     $(10,163)
  Loan fees                           (3,550)         (350)        (2,200)        (600)        (400)
                                    (206,368)      (34,065)       (50,180)     (34,889)     (77,071)      (10,163)
Interfund transfers:
  Participant loans                                (11,291)       (30,002)     (11,799)     (20,388)       73,480
  Investment elections                             131,644         28,805      (62,606)     (97,843)
  Loan payments                                     14,139         22,939        8,342       14,202       (59,622)
                                                   134,492         21,742      (66,063)    (104,029)       13,858
Net realized and unrealized
   (depreciation) appreciation in
   market value of investments      (316,600)     (287,426)                    (30,803)       1,629
Net additions (deductions)           162,043       (36,617)       103,310       10,382       81,273         3,695
Net assets available for benefits
   at beginning of year            2,437,149       705,020        379,315      411,843      788,099       152,872
Net assets available for benefits
   at end of year                 $2,599,192      $668,403       $482,625     $422,225     $869,372      $156,567


See accompanying notes.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                         Notes to Financial Statements

                                  May 31, 1995



1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at current value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year. The market value of the units of participation in mutual funds is based on the fair market value of the underlying investments. Cost of investments sold is determined on an average cost basis. Investments in the Loan Fund are valued at the amount of the participant loan net of principal repayments.

FEDERAL INCOME TAXES

Participants are not taxed currently on the employer's contributions to the Plan or on income earned by the Plan. Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax. The Plan has received a determination letter, dated September 13, 1994, from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administration is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

EXPENSES

Grist Mill Co. pays all costs of maintaining and administering the Plan.

2. DESCRIPTION OF THE PLAN

Employees who meet certain eligibility requirements (based primarily on age and length of employment) can join The Grist Mill Co. Employees Retirement Savings Plan and Trust. Union employees of the Company's subsidiary, Grist Mill Confections, Inc., are ineligible to join the Plan. Under the terms of the Plan, the employer matches 30% of the first 7% of employee contributions and may, at its discretion, contribute an additional amount. Employees can invest up to 15% of their salaries or wages in the Plan on a before-tax basis.

Employer and employee contributions fully vest at the time of contribution.

Employees select how their contributions will be invested from among five investment options. The options are stock of the employer, a bond mutual fund, a common stock mutual fund, an international stock fund, and a money market fund. In addition, participants who meet certain criteria may obtain loans from the Plan based on their cumulative contributions.

Allocation of income is in accordance with the provisions in the Plan document. A copy of the Summary Plan Description may be obtained from Grist Mill Co.

Benefits are paid upon retirement, death, disability and termination of employment. Advances in the event of a proven financial hardship are also provided for by the Plan.

The employer has the right to terminate the Plan or completely discontinue its contributions to the Plan at any time.

3. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) $663,125 and $(316,600) for the years ended May 31, 1995 and 1994, respectively. During 1995 and 1994, the Plan's investments appreciated (depreciated) in fair value as follows:

                                           NET
                                       APPRECIATION
                                      (DEPRECIATION)
                                     IN MARKET VALUE
                                      DURING PERIOD
Year ended May 31, 1995:
  Common stocks:
     Grist Mill Co.                     $ 569,804
     Other                                  3,632
  Corporate and other bonds                89,689
                                        $ 663,125
Year ended May 31, 1994:
  Common stocks:
     Grist Mill Co.                     $(287,426)
     Other                                  1,629
  Corporate and other bonds               (30,803)
                                        $(316,600)

The fair value of individual investments that represent five percent or more of net assets is as follows:

                                                          MAY 31
                                                      1995         1994
Grist Mill Co. Common Stock                        $1,612,701   $653,242
Investment Company of America                         847,190    854,035
Cash Management Trust of America                      478,508    467,233
Intermediate Bond Fund of America                     437,480    415,459
Grist Mill Company 401(k) Master Promissory Note      183,125    156,567

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                        1995          1994
Net assets available for benefits per the
 financial statements
                                                      $3,779,582   $ 2,599,192
Amounts allocated to withdrawing participants               --          (1,124)
Net assets available for benefits per the Form 5500   $3,779,582   $ 2,598,068

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                      MAY 31,
                                                                       1995

Benefits paid to participants per the financial statements           $272,721
Less amounts allocated to withdrawing participants at May 31, 1994      1,124
Benefits paid to participants per the Form 5500                      $271,597

In addition, certain line items of net asset additions and deductions in the 1995 and 1994 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at May 31, 1995 or 1994.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain legal and accounting fees, and certain administrative expenses relating to the maintenance of participant eligibility records are absorbed by Grist Mill Co. Other than as described above or pursuant to a certain trust agreement (see
Note 3), the Plan has had no agreements or transactions with any parties-in-interest.



         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                Schedule I--Assets Held for Investment Purposes

                                  May 31, 1995



                                                     BALANCE HELD
                                                  AT CLOSE OF PERIOD          COST          CURRENT VALUE
Grist Mill Co. Common Stock* (1)                     174,346 units         $1,099,356        $1,612,701

Cash Management Trust of America                     478,508 units            478,508           478,508

Intermediate Bond Fund of America                     32,286 units            448,746           437,480

American Funds Investment Company
   of America                                         42,423 units            754,992           847,190

EuroPacific Growth Fund                                6,585 units            142,518           145,468

First American Institutional Money Fund               16,342 units             16,342            16,342

Grist Mill Company - 401(k) Master Promissory
   Note (1)                                                                                     183,125
                                                                           $2,940,462        $3,720,814


 * No dividends were paid or declared during the year.

(1) Indicates party-in-interest to the Plan.



         The Grist Mill Co. Employees Retirement Savings Plan and Trust

         Schedule II--Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets

                            Year ended May 31, 1995

                                                                                                          CURRENT VALUE
                                                                                                           OF ASSET ON
IDENTITY OF PARTY                                                       PURCHASE    SELLING      COST OF   TRANSACTION   NET GAIN
    INVOLVED                        DESCRIPTION OF ASSETS                 PRICE      PRICE        ASSET        DATE      OR (LOSS)

CATEGORY (iii)--A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
First Trust NA       First American Institutional Money Fund:
                        Purchased 1,629,329 units in 210 transactions   $1,629,329               $1,629,329 $1,629,329
                        Sold 1,624,991 units in 118 transactions                    $1,624,991    1,624,991  1,624,991     $     --
First Trust NA       Cash Management Trust of America:
                        Purchased 142,542 units in 23 transactions         142,542                  142,542    142,542
                        Sold 131,266 units in 7 transactions                           131,266      131,266    131,266           --

First Trust NA       EuroPacific Growth Fund:
                        Purchased 7,219 units in 12 transactions           156,249                  156,249    156,249
                        Sold 634 units in 2 transactions                                13,563       13,731     13,563         (168)

First Trust NA       Grist Mill Co. Com New:
                        Purchased 66,531 units in 15 transactions          513,575                  513,575    513,575
                        Sold 13,205 units in 7 transactions                             97,925       76,293     97,925       21,632

First Trust NA       Intermediate Bond Fund of America:
                        Purchased 7,041 units in 25 transactions            93,050                   93,050     93,050
                        Sold 5,736 units in 8 transactions                              76,167       80,587     76,167       (4,420)

First Trust NA       Investment Company of America:
                        Purchased 8,817 units in 15 transactions           162,494                  162,494    162,494
                        Sold 12,483 units in 10 transactions                           231,140      241,205    231,140      (10,065)



         The Grist Mill Co. Employees Retirement Savings Plan and Trust

         Schedule II--Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets (continued)

There were no reportable transactions of the following types for the period June 1, 1994 to May 31, 1995:

   Category (i)--A single transaction in excess of 5% of plan assets.

   Category (ii)--A series of transactions other than securities transactions in excess of 5% of plan assets.

   Category (iv)--Transactions with a person or with respect to a security if any prior or subsequent single transaction within the plan year with such person with respect to securities exceeds 5% of plan assets.


                        Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-17317) pertaining to The Grist Mill Co. Employees Retirement Savings Plan and Trust and the related Prospectus of our report dated August 11, 1995, with respect to the financial statements and schedules of The Grist Mill Co. Employees Retirement Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended May 31, 1995.


                                                           /S/ Ernst & Young LLP

Minneapolis, Minnesota
November 28, 1995


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    December 5, 1995                   GRIST MILL CO.

                                             /s/ Daniel J. Kinsella
                                             Daniel J. Kinsella
                                             Vice President and Chief
                                             Financial Officer